April 9, 2025

Anthony Smurfit
Chief Executive Officer
Smurfit Westrock plc
Beech Hill, Clonskeagh
Dublin 4, D04 N2R2
Ireland

       Re: Smurfit Westrock plc
           Registration Statement on Form S-4
           Filed April 3, 2025
           File No. 333-286364
Dear Anthony Smurfit:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Eranga Dias at 202-551-8107 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing